FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

CF CABLE TV INC.
 (Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☐	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC. Filed in this Form 6-K

Documents index

1.
Unaudited Consolidated Financial Statements of CF Cable TV Inc. for the quarter ended mARCH 31, 2005; and Report to bondholders (Management Discussion and Analysis for the quarter ended March 31, 2005).

QUARTERLY REPORT 2005 FISCAL YEAR

CF CABLE TV INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Three-Month Period January 1st 2005 – March 31, 2005 April 28, 2005

CF CABLE TV INC.
Interim Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2004 and 2005

Highlights
Three-month periods ended March 31, 2004 and 2005

FINANCIAL STATISTICS

(in thousands of Canadian dollars)	2004	2005

Revenues	$43,347	$47,850
Operating income	12,899	16,301
Depreciation and amortization	3,853	4,638
Net income	5,006	6,333
Cash flows from operating activities	6,040	13,468
Acquisition of fixed assets	4,247	4,595

CUSTOMER STATISTICS

Home passed (1)	661,399	670,603

Cable

Basic Cable Customers (2)	414,119	417,918
% Penetration (3)	62.6%	62.3%
Basic Cable, Net additions (losses)	(687)	(540)

Digital Cable Customers	64,138	85,547
% Penetration (4)	15.5%	20.5%
Digital Cable, Net additions	9,257	5,211

Internet Access

Cable Modem	114,498	139,692
% Penetration (3)	17.3%	20.8%
Cable Modem, Net additions	7,439	7,038

(1)	Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(2)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(3)	Represents customers as a percentage of homes passed.

(4)	Represents digital customers as a percentage of basic customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

        Certain statements in this report may constitute forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements involve significant risks, uncertainties and assumptions and are subject to change upon various factors, including economic conditions, competition, emerging technologies, regulation and other, many of which are beyond our control. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary materially from those as described herein. Any forward-looking statement speak only as of the date on which it was originally made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This analysis should also be read in conjunction with our Annual Consolidated Financial Statements and the Notes thereto.

General

        Our interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP in certain respects. Note 18 to our consolidated financial statements for the year ended December 31, 2004, 2003 and 2002 contain discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our interim consolidated financial statements.

        As calculated in our interim consolidated financial statements included in this report, operating income for us means earnings before depreciation and amortization, financial expenses, dividend income from an affiliated company, income taxes, share in the results of a company subject to significant influence and non-controlling interest in a subsidiary. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

        Average monthly revenue per user, or ARPU, is an industry term that we use to measure our average cable and Internet revenue per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measures reported by other companies. We calculate ARPU by dividing our combined cable television and Internet-access revenues for the applicable period by the average number of our basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

First Quarter Ended March 31, 2005 Compared to First Quarter Ended March 31, 2004

Revenues

        Consolidated operating revenues for the first quarter ended March 31, 2005 were $47.9 million, compared to $43.3 million for 2004, an increase of $4.6 million, or 10.4%. The increase would have been $4.3 million or 9.9% if we exclude the impact of the change in accounting policy. See note 1(b) to our consolidated financial statements for the year ended December 31, 2004, 2003 and 2002. This growth was primarily the result of an increase in Internet revenues due to a higher number of high speed Internet customers and an increase in the Internet royalty rate paid by a related company. Other increases in revenues resulted from a price increase we implemented in March 2004 for basic cable, the sale of more lucrative cable television packages, a growth in the average number of our basic cable customers and lower discounts given on the sales of set-top boxes to digital cable customers, offset by a reduction of the selling price and a lower volume of sales of those equipments.

        On January 24, we launched our new residential telephony services on the South Shore of Montreal and on March 29, we launched the service in Laval. We will pursue the roll-out across our footprint during the balance of 2005.

Average revenue per customer per month (ARPU) increased to $38.13 for the first quarter ended March 31, 2005, from $34.84 for 2004, representing 9.4% increase. This increase is due to higher penetration of Internet services, price increases and customer conversions from analogue to digital, providing higher revenue per customer.

Direct Cost and Operating, General and Administrative Expenses

        Directs costs decreased by $3.3 million, or 19.2%, to $13.5 million for the first quarter ended March 31, 2005 from $16.8 million for 2004. This decrease is mainly attributable to lower volume of sales of set-top boxes to digital cable customers, a lower acquisition cost and favourable exchange rate on US dollar on this equipment. Direct costs for cable television services for the first quarter ended March 31, 2005, which consist of programming costs, were higher than for 2004 due to a a growth in the average number of our basic cable customers.

        Operating and administrative expenses increased by $4.3 million, or 31.5%, to $18.0 million for the first quarter ended March 31, 2005 from $13.7 in 2004. Higher operating expenses in the first quarter ended March 31, 2005, resulted mainly from an increase in management fees paid to the parent company, an increase in programming fund expenses due to higher cable television revenues and the launch of telephony services.

Operating Income

        Operating income for the first quarter ended March 31, 2005 was $16.3 million, compared to $12.9 million for 2004, representing an increase of $3.4 million, or 26.4%. Operating income margin increased to 34.1% for the first quarter ended in 2005 from 29.8% for 2004. See “— General” for the reconciliation of operating income to net income.

Depreciation and Amortization

        Depreciation and amortization expenses for the first quarter ended March 31, 2005 were $4.6 million, an increase of $0.7 million, or 20.4%, from $3.9 million for 2004. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial Expenses and Dividend Income

        Financial expenses for the first quarter ended March 31, 2005 were $2.2 million, as compared to $6.9 million revenues for 2004, a decrease of $4.7 million. This decrease was attributable to $3.7 million of interest expense in 2004 on the $165.0 million deeply subordinated debt with Vidéotron (1998) Ltée, an affiliated company, which was compensated by a $3.8 million dividend income related to the $165.0 million investment in Vidéotron (1998) Ltée. See “— Liquidity and Capital Resources — Purchase of Shares of Vidéotron (1998) Ltée and Service of Subordinated Loan.” This decrease is also due to a foreign exchange loss of $0.3 million on US dollar-denominated long-term debt as compared to $1.1 million in 2004 and by lower interest expenses on long-term debt due to a favorable variation in the foreign exchange rate.

Income Taxes

        Income taxes for the first quarter ended March 31, 2005 was $3.1 million, compared to $1.0 million in 2004, representing an effective tax rate of 33.3% compared to 16.4% in 2004, a decrease of 16.9% based on income before income taxes, share in the results of a company subject to significant influence and non-controlling interest in a subsidiary. This increase was mainly due to tax consolidation transactions where the dividend income received in 2004 from an affiliated company was non-taxable.

Net Income

        Our net income was $6.3 million for the first quarter ended March 31, 2005, as compared to $5.0 million for 2004, an increase of $1.3 million, or 26.5%. This increase was mainly due to improved revenues and operating income and by a foreign exchange loss of $0.3 million on US dollar-denominated long-term debt as compared to $1.1 million in 2004, offset by a higher effective tax rate mainly due to the tax consolidation transactions with an affiliated company. See “— Liquidity and Capital Resources — Purchase of Shares of Vidéotron (1998) Ltée and Service of Subordinated Loan.”

Liquidity and Capital Resources Our principal liquidity and capital resource requirements consist of:

•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base;

•	the cost of migrating our customers from analog to digital cable television service; and

•	the service and repayment of our debt.

Capital Expenditures

        During the first quarter ended March 31, 2005 we invested $4.6 million in fixed assets, as compared to $4.2 million during 2004, an increase of $0.4 million. This growth is mainly to increase the capacity of our Internet network in order to maintain and improve the quality of service offered to our Internet access customers, as the number of customers continue to grow. We continue to focus on success-driven capital spending and maintaining our network so that it remains in very good condition.

Servicing and Repayment of Our Debt

        During the first quarter ended March 31, 2005, we made cash interest payments of $4.2 million, as compared to $4.4 million in 2004.

Purchase of Shares of Vidéotron (1998) Ltée and Service of Subordinated Loan

        Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we entered into certain transactions that had the effect of consolidating tax losses within the Vidéotron group.

        In the first quarter of 2004, we entered into a back-to-back transaction by borrowing a $165.0 million subordinated loan from Vidéotron (1998) Ltée, an affiliated company, and using the proceeds to invest in $165.0 million of Vidéotron (1998) Ltée preferred shares. The subordinated loan, maturing on January 16, 2019 and bore interest at an annual rate of 10.75% payable semi-annually. The Quebecor Media preferred shares were redeemable at the option of Vidéotron (1998) Ltée and retractable at our option at the paid-up value and carried a 11.0% annual fixed cumulative preferential dividend payable semi-annually. During the first quarter ended March 31, 2004, we recorded interest expenses of $3.7 million with respect to the subordinated loan and received $3.8 million in dividends with respect to our ownership of the Vidéotron (1998) Ltée preferred shares. On December 16, 2004, this subordinated loan was repaid in full with the proceeds from the redemption of the preferred shares of Vidéotron (1998) Ltée, and this back-to-back transaction was unwound.

        This subordinated loan and our investment in Vidéotron (1998) Ltée preferred shares for the same principal amounts had the effect of significantly reducing our income tax obligation. This is because the interest expense on the subordinated loan was deductible for income tax purposes, while the dividend income on the Vidéotron (1998) Ltée preferred shares was not taxable.

Contractual Obligations and Other Commercial Commitments

        As of December 31, 2004, our material obligations under firm contractual arrangements represent commitments for future payments under our CF Cable notes are summarized in note 11, 14 and 16 to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. There have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2004.

Sources of Liquidity and Capital Resources Our primary sources of liquidity and capital resources are:

•	funds from operations;

•	financing from related party transactions; and

•	capital market debt financings.

        Funds from Operations.  Cash provided by operating activities during the first quarter ended March 31, 2005 was $13.5 million, as compared to $6.0 million in 2004, an increase of $7.5 million, or 123.0%. Cash flows from operations before changes in non-cash operating items amounted to $14.6 million for the first quarter ended March 31, 2005, as compared to $10.8 million in 2004. This $3.8 million increase is mainly due to improved revenues and operating income. Changes in non-cash operating items used $1.1 million in the first quarter ended March 31, 2005, as compared to $4.8 million for 2004, a decrease on non-cash operating items used of $3.7 million. The variation in non-cash operating items is mainly due to the timing in the payments made for programming services and amounts payable to affiliated companies.

        Financing from Related Party Transactions.  During the first quarter ended March 31, 2005 we paid $9.4 million to Quebecor Media, the parent company, for the transfer of tax deductions.

        On January 16, 2004, we borrowed $165.0 million in the form of a subordinated loan from Vidéotron (1998) Ltée, an affiliated company. We used all the proceeds from this loan to purchase 165,000 preferred shares, Series D of Vidéotron (1998) Ltée. On December 16, 2004, Vidéotron (1998) Ltée redeemed these preferred shares, and we used the proceeds from this redemption to repay in full the outstanding amounts under the $165.0 million subordinated loan. See “— Liquidity and Capital Resources — Purchase of Shares of Vidéotron (1998) Ltée and Service of Subordinated Loan.”

        Interest Rate and Foreign Exchange Management.  We use certain financial instruments, such as, forward exchange contracts to manage our foreign exchange exposure on debt instruments. These instruments are not used for trading or speculative purposes.

        We expect that our cash requirements relating to our existing operations over the next twelve months will be to fund operating activities and working capital, capital expenditures and debt service payments. We plan to fund these requirements from the sources of cash described above.

        We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with our other available sources of liquidity, will be sufficient for the foreseeable future to fund anticipated capital expenditures and to make required payments of principal and interest on our debt.

Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates.

        In our consolidated financial statements for the year ended December 31, 2004, 2003 and 2002, we have identified the accounting policies that are critical to the understanding of our business operations and our results of operations. As at March 31, 2005, there was no change to our critical accounting policies from those described December 31, 2004.

Risks and Uncertainties

        In the normal course of business, we are exposed to fluctuations in interest rates and exchange rates. We manage the exchange rate exposure through forward exchange contracts. As at March 31, 2005, we were using derivative financial instruments to reduce our exchange rate exposure.

        While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties with whom we deal. We do not hold or issue any derivative financial instruments for trading purposes. A description of the financial derivatives used by us as at

December 31, 2004 is provided in note 1(i) to our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.

        Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of March 31, 2005, we had no significant concentration of credit risk.

Regulation

        We are subject to extensive government regulation mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, Voice over IP services, the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition or results of operations.

New accounting standards

        We prepare our financial statements in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The areas of material differences and their impact on our financial statements are described in note 18 to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.

        In the first quarter ended March 31, 2005, there have been no changes to our critical accounting policies from those described in our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.

CF CABLE TV INC. Interim Consolidated Statements of Operations and Retained Earnings (Unaudited) For the three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

	2004	2005

Operating revenues	$43,347	$47,850

Direct costs	16,760	13,546

	26,587	34,304

Operating and administrative expenses	13,688	18,003

Operating income before the undernoted	12,899	16,301

Depreciation and amortization	3,853	4,638

Financial expenses (note 3)	6,873	2,207

Dividend income from an affiliated company	(3,769)	—

Income before income taxes, share in the results of a company subject to significant influence and non- controlling interest in a subsidiary	5,942	9,456

Income taxes:
Current	167	150
Future	806	2,996

	973	3,146

	4,969	6,310

Share in the results of a company subject to significant influence	38	23

Non-controlling interest in a subsidiary	(1)	—

Net income	$5,006	$6,333

Retained earnings at beginning of period	6,235	46,071

Retained earnings at end of period	$11,241	$52,404

See accompanying notes to interim consolidated financial statements.

CF CABLE TV INC. Interim Consolidated Balance Sheets (Unaudited) As at December 31, 2004 and March 31, 2005 (in thousands of Canadian dollars)

	December 31, 2004	March 31, 2005

Assets

Current assets:
Cash	$70	$47
Amounts receivable from parent company	33,973	27,360
Amounts receivable from affiliated companies	2,260	3,951
Advances to parent company	733	733
Income taxes receivable	15	15
Prepaid expenses and other current assets	706	1,486
Future income taxes	8,447	8,428

	46,204	42,020

Fixed assets	198,281	198,232
Goodwill	167,892	167,892
Other assets	6,501	6,670

	$418,878	$414,814

Liabilities and Shareholder’s Equity

Current liabilities:
Issued and outstanding cheques	$164	$551
Accounts payable and accrued liabilities	16,642	13,948
Amounts payable to affiliated companies	9,400	—
Deferred revenue and prepaid services	21,943	20,038
Income tax payable	91	28

	48,240	34,565

Deferred revenue	3,864	3,896
Forward exchange contract	8,476	8,170
Future income taxes	24,188	27,165
Due to parent company (note 4)	25,969	25,969
Long-term debt (note 5)	90,871	91,446

	201,608	191,211

Shareholder’s equity:
Share capital (note 6)	165,000	165,000
Contributed surplus	6,169	6,199
Retained earnings	46,071	52,404

	217,270	223,603

	$418,878	$414,814

Commitments and guarantees (note 7) Contingencies (note 8) See accompanying notes to interim consolidated financial statements.

CF CABLE TV INC. Interim Consolidated Statements of Cash Flows (Unaudited) For the three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

	2004	2005

Cash flows from operating activities:
Net income	$5,006	$6,333
Adjustments for the following items:
Depreciation and amortization	3,938	4,994
Future income taxes	806	2,996
Share in the results of a company subject to significant influence	(38)	(23)
Loss on foreign currency denominated long-term debt (note 3)	1,119	269
Loss on disposal of fixed assets	—	6
Non-controlling interest in a subsidiary	1	—

Cash flows from operations	10,832	14,575

Net change in non-cash operating items:
Income taxes	14	(63)
Net amount receivable and payable from/to affiliated companies	7,966	4,805
Prepaid expenses and other current assets	(407)	(780)
Accounts payable and accrued liabilities	(12,207)	(2,694)
Deferred revenue and prepaid services	318	(1,873)
Deferred connection fees	(476)	(502)

	(4,792)	(1,107)

Cash flows from operating activities	6,040	13,468

Cash flows from investing activities:
Acquisition of fixed assets	(4,247)	(4,595)
Acquisition of non-controlling interest	(11)	—
Acquisition of shares of a company under common control	(165,000)	—
Payment of tax deductions to the ultimate parent company	—	(9,400)

Cash flows used in investing activities	(169,258)	(13,995)

Cash flows from financing activities:
Advances to the parent company	67,670	117
Increase in intercompany loan from a company under common control	165,000	—
Redemption of paid-up capital on common shares	(70,000)	—

Cash flows from (used in) financing activities	162,670	117

Net change in cash and cash equivalents	(548)	(410)

Cash and cash equivalents at beginning of period	104	(94)

Cash and cash equivalents at end of period	$(444)	$(504)

Cash and cash equivalents are comprised of:
Cash	$176	$47
Issued and outstanding cheques	(620)	(551)

	$(444)	$(504)

Interest paid	$4,441	$4,222
Income taxes paid	$158	$153

See accompanying notes to interim consolidated financial statements.

CF CABLE TV INC. Notes to Interim Consolidated financial statements (unaudited) For the three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes:

The Company is a distributor of pay-television services in the Province of Québec providing cable television and Internet access services.

The accompanying unaudited Consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual Consolidated financial statements. These unaudited interim Consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2004 audited Consolidated financial statements and the notes below.

New accounting policies since December 31, 2003

Revenue recognition and revenue arrangements with multiple deliverables:

In 2004, the Company revised and adopted an accounting policy for the timing of revenue and expense recognition regarding connection fees based on the CICA Emerging Issues Committee Abstracts 141 and 142. The Company chose to adopt the new policy prospectively without restatement of prior periods.

Effective January 1, 2004, the connection fees revenues are now deferred and recognized as revenues over 30 months, that is the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are now deferred and recognized as an operating expense over the same 30-month period. Previously, the connection fees and the incremental and direct costs were recognized immediately in the operating revenues and expenses. This change in accounting policy had no effect on the amounts of reported operating income and net income. Deferred revenue and deferred charges, net of amortization, amounted to $0.5 million and $0.2 million for the three-month periods ended March 31, 2004 and 2005.

2.	Employee future benefits:

The following table presents the Company’s net benefit costs:

	March 31, 2004	March 31, 2005

Net benefit costs	$3	$7

CF CABLE TV INC. Notes to Interim Consolidated financial statements (Continued) (unaudited) For the three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

3.	Financial expenses:

	March 31, 2004	March 31, 2005

Third parties

Interest on long-term debt	$2,273	$2,116
Amortisation of deferred financing costs	67	67
Loss on foreign currency denominated long-term debt	1,119	269
Loss (gain) on foreign currency short-term monetary	(46)	28
Other interests and penalty charges	16	(24)

	3,429	2,456
Parent company:
Interest income	(239)	(249)

Affiliated companies:
Interest expense	3,683	—

	$6,873	$2,207

4.	Due to parent company:

	December 31, 2004	March 31, 2005

Inter-company Deeply Subordinated Debt, bank prime rate plus 2% and repayable after the total repayment of the Senior Secured First Priority Notes (a)	$25,969	$25,969

a)	Deeply Subordinated Debt:

The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007. The parent company waives annually the interests on this debt.

CF CABLE TV INC. Notes to Interim Consolidated financial statements (Continued) (unaudited) For the three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

5.	Long-term debt:

	December 31, 2004	March 31, 2005

Senior Secured First Priority Notes at 9.125 % interest rate	$90,871	$91,446

Senior Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US$75.6 million (2004 - US$75.6 million), bear interest at the rate of 9.125%, and mature in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realisation on the assets of CF Cable TV Inc. and certain of its subsidiaries, the proceeds thereof would be firstly used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on September 29, 2001, between, among others, the agent under the parent’s credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent’s credit agreement.

6.	Share capital:

	December 31, 2004	March 31, 2005

Issued and paid:
5,000,230 common shares	$165,000	$165,000

7.	Commitments and guarantees:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall As at March 31, 2005, the maximum exposure in respect of these guarantees is $0.3 million and no amount has been recorded in the financial statements.

CF CABLE TV INC. Notes to Interim Consolidated financial statements (Continued) (unaudited) For the three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Contingencies:

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at March 31, 2005, cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its financial position or operating results.

9.	Comparative figures:

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC.

(signed) Yvan Gingras

By:	Yvan Gingras
Executive Vice-President, Finance and Operations

Date: May 19, 2005